SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 11-K


(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)
     for the fiscal year ended NOVEMBER 30, 1995

                          Commission file No. 1-6018
                                              ------
     A.  FULL TITLE OF THE PLAN:

                    Retirement Savings Plan for Employees of
                      Tokheim Corporation and Subsidiaries

     B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE
         PLAN AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:

                              Tokheim Corporation
                             10501 Corporate Drive
                           Fort Wayne, Indiana  46845
                                 (219) 470-4600

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

                                          Retirement Savings Plan for the
                                          Employees of Tokheim Corporation
                                          and Subsidiaries

DATE:  June 11, 1996                  BY:  JOHN A. NEGOVETICH
                                          --------------------------------
                                          Vice President and Chief
                                          Financial Officer

                  RETIREMENT SAVINGS PLAN FOR EMPLOYEES

                 OF TOKHEIM CORPORATION AND SUBSIDIARIES
                          ____________________

                 Report on Audit of Financial Statements

          For the years ended November 30, 1995, 1994, and 1993

                      INDEX OF FINANCIAL STATEMENTS
                       AND SUPPLEMENTAL SCHEDULES


                                                               PAGE
                                                              NUMBER

Index of Financial Statements and Supplemental Schedules...     1

Consent of Independent Accountants.........................     2

Report of Independent Public Accountants...................     3

Financial Satements:

   Statement of Net Assets Available for Plan
     Benefits as of November 30, 1995 and 1994.............     3

   Statement of Changes in Net Assets Available
     for Plan Benefits for the Years Ended
     November 30, 1995, 1994, and 1993.....................     4

   Notes to Financial Statements...........................     5

Supplemental Schedules:

   Item 27a - Assets Held for Investement Purposes as
     of November 30, 1995..................................    14

   Item 27d - Reportable Transactions for the Year
     Ended November 30, 1995...............................    16

                    TOKHEIM CORPORATION AND SUBSIDIARIES
                       CONSENTS OF EXPERTS AND COUNSEL
                               NOVEMBER 30, 1995

                    CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Tokehim Corporation on Form S-8 (File No. 1-6018) of our report dated
May 31, 1996, on our audits of the financial statements and financial statement schedules of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries as of November 30, 1995 and 1994, and for the years ended November 30, 1995, 1994, and 1993, which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND L.L.P.

Fort Wayne, Indiana
June 11, 1996.

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Employee
 Benefits Committee of the
 Retirement Savings Plan
 for Employees of Tokheim
 Corporation and Subsidiaries.



We have audited the accompanying statement of net assets available for plan benefits of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries (the Plan) as of November 30, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1995. These financial statements are the responsibility of the Plan's Administrator (the Company). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of November 30, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

COOPERS & LYBRAND L.L.P.

Fort Wayne, Indiana
May 31, 1996.

                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      as of November 30, 1995 and 1994

                                    ASSETS

                                             1995             1994
                                          ----------       ----------
Cash                                       $  38,256       $   1,474

Receivables
    Contributions
       Participants                           75,132             983
       Employer                               11,326          17,364
    Dividends                                  1,125             925
                                              87,583          19,272

Investments, at fair value
    Loans to participants                    478,852         384,453
    Tokheim Corporation Common Stock       1,570,335       2,013,505
    Tokheim Corporation Convertible
      Preferred Stock                     20,215,574      20,738,450
    Marketable securities and other        6,947,913       4,684,998
                                          29,212,674      27,821,406
Guaranteed investment contracts, at
   contract value                          6,905,651       6,624,486
         Total Investments                36,118,325      34,445,892

         Total Assets                     36,244,164      34,466,638

                                LIABILITIES

Notes payable                             14,575,903      16,975,184
Interest payable                              11,323          16,724
         Total Liabilities                14,587,226      16,991,908

Net assets available for plan benefits   $21,656,938     $17,474,730

The accompanying notes are an integral part of the financial statements.

                  RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                 OF TOKHEIM CORPORATION AND SUBSIDIARIES
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          For the years ended November 30, 1995, 1994, and 1993

                                            1995         1994            1993
Additions:                                 ------       ------          ------
    Participants' contributions          $2,092,614   $1,960,788    $1,742,979
    Employer contributions                2,284,188    1,547,149     1,997,122
    Interest income                         623,060      608,562       831,399
    Dividend income                       1,749,073    1,803,610     1,700,770
    Net appreciation (depreciation)
       in fair value of investments         456,121     (929,842)    1,365,996
    Transfers from other plans              181,936      101,643       179,473
                                          7,386,992    5,091,910     7,817,739
Deductions:
    Withdrawal and termination
       distributions                      1,936,427    2,552,504     5,372,508
    Interest expense                      1,268,357    1,276,086     1,592,117
    Other expenses                               --        1,574         1,083
                                          3,204,784    3,830,164     6,965,708

    Net increase                          4,182,208    1,261,746       852,031

Net assets available for plan
    benefits, beginning of year          17,474,730   16,212,984    12,712,281

Adjustment for change in accounting
    principle                                    --          --      2,648,672

Net assets available for plan
    benefits, end of year               $21,656,938  $17,474,730   $16,212,984

The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT TRANSACTIONS AND VALUATIONS - Purchases and sales of securities are accounted for as of the trade date. Gains and losses realized upon the sale of securities are calculated by the average-cost method. Investments are carried at fair values based upon published market quotations, if available, and, if not available, upon amounts estimated by the Trustee to be realizable by comparison with securities having similar ratings, yields and maturities. Investments in the Fixed Fund, which are comprised primarily of guaranteed investment contracts, are carried at contract value. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. See
Note 3 regarding the valuation of preferred stock.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of investments.

ADMINISTRATIVE EXPENSES - Costs of administering the Plan are borne by the Company.

2. DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

PARTICIPANT CONTRIBUTIONS - Participants may elect to contribute 1% to 11% (in increments of 1%) of their salary to the Plan, as a before-tax contribution. Contributions are paid to the Trustee as each payroll is processed and are allocated to each participant's before-tax contribution account as of the end of the quarter. Participants may elect to have their contributions invested in increments of 5% (25% before December 1, 1993) in any one or more of the investment funds.

COMPANY CONTRIBUTIONS - The Plan provides a retirement contribution of 1.5% of salary to all participants in the Plan and a matching contribution with a minimum of two-thirds of the first 6% of employee before-tax contributions that can increase to 150% of the first 6% of contributions depending on the performance (as defined by the Plan) of the Company. In addition, the Company is required to allocate to participants' accounts any excess benefit which may result when the value of shares released is greater than the benefit to be provided by the matching and retirement contributions.

Preferred and common Employee Stock Ownership Plan (ESOP) shares are released as principal and interest payments are made on the notes payable (described in Note 4). At November 30, 1995, 365,843 preferred shares and 118,366 common shares had been released and allocated to participants' accounts and 442,777 preferred shares and 27,179 common shares remained encumbered.

Retirement and matching contributions are allocated to each participant's account as of the end of each quarter. They are invested in preferred and common stock of the Company.

CONTRIBUTION LIMITATIONS - The Plan Agreement provides certain limitations on the amount of annual additions to the accounts of participants and the amount of Company contributions in any Plan year. Participants should refer to the plan agreement for a more complete description of limitations on contributions.

INVESTMENT FUNDS - Following are descriptions of the investment funds into which participants may elect to have their contributions invested:

Company Stock Fund - which is invested in the common stock of Tokheim
Corporation.

Equity Fund - which is invested primarily in a mutual fund or funds that invest in a diversified portfolio of common stocks of publicly owned corporations.

Fixed Fund - which is invested in guaranteed investment contracts (GICs) or in a collective income fund which invests in GICs and similar investments.

Money Market Fund - which is invested in high quality money market instruments.

Balanced Fund - which is invested primarily in a mutual fund or funds that invest in a combination of common stocks, fixed income investments, certificates of deposit, and GICs.

VESTING - Participants are at all times fully vested and have a nonforfeitable interest in their contributions and the Company matching contributions. The 1.5% retirement contribution has a vesting period requirement of five years.

WITHDRAWALS - Upon termination of employment by reason of retirement, death, disability, or for any other reason, a participant, or the beneficiary in the case of death, is entitled to receive his/her interest in each investment fund (which consists of the participant's balance in the before-tax contribution account, after-tax contribution account, and vested employer contribution account), including any realized and/or unrealized gains and losses, payable as of the valuation date coincident with or next preceding the date of termination of employment plus any amounts credited to the participant's accounts subsequent to such valuation date. Such distributions will be made in a lump sum as soon as is practicable after termination of employment.

The Plan Agreement also provides for in-service withdrawals, in the case of financial hardship, and loans. Participants should refer to the Plan Agreement for a more complete description of the in-service withdrawals.

3. TOKHEIM CONVERTIBLE PREFERRED STOCK

During July, 1989, the Plan Trust borrowed $24,000,000 and used those proceeds to purchase $24,000,000 of Tokheim Corporation convertible preferred stock.
The preferred stock was priced at a liquidation value of $25 per share, and 960,000 shares were purchased. The dividend rate of the shares is 7.75%.
During the current fiscal year, 80,888 shares were allocated to participants at a value of $2,022,200. During the previous years, 436,339 shares were allocated to participants at a value of $10,908,475. In future years approximately 8% of the total amount of shares will be allocated to participants annually.

The conversion rate of preferred stock to common stock is one for one. The preferred stock is held only by the Trustee of the Plan and is not traded on an open market. When shares are redeemed, participants have the option to receive an equivalent value in common stock or cash. The preferred stock is valued at "adequate consideration" as determined by the Trustee on the basis of an independent appraisal pursuant to section 3(18) of Employee Retirement Income Security Act of 1974 (ERISA) and the regulations thereunder. The last day of each plan year is designated to be the ESOP valuation date. An independent appraisal determined the liquidation value to be $25 per share at November 30, 1995. The preferred shares are redeemable at the option of the Company at a price of $25.78 per share in fiscal year 1996, decreasing by $0.20 per share each year thereafter to a redemption price of $25.00 per share in fiscal 2000. The shares are not traded on an open market and, as such, the liquidation value is considered to be the market value. The preferred stock has been used to fund the matching and retirement contributions in the Plan.

4. NOTES PAYABLE

The Trust for the Plan has entered into the following debt agreements to purchase company securities for investment by the participants:

NOTES PAYABLE TO PURCHASE PREFERRED STOCK - The Trust borrowed $24,000,000 in July 1989 at a variable interest rate payable over 12 years. The outstanding principal balance at November 30, 1995, was $13,790,000 at a rate of 7.5%. Quarterly principal payments are $509,000 to $760,000 through 2001 and are payable on the last day of each quarter.

NOTE PAYABLE TO PURCHASE COMMON STOCK - The balance of this note at November 30, 1995, was $786,000 at a rate of 8.5%. Annual principal payments are $303,000 to $484,000 through 1997.

The Company has guaranteed both of the above borrowings. Debt payments will be funded by dividends received on shares and Company contributions. Aggregate scheduled maturities of the above notes payable during the ensuing five years equal $2,580,624, $2,565,810, $2,442,486, $2,636,058, and $2,844,972,
respectively.

5. PARTICIPANTS

The following table sets forth the number of participants at year end by fund type for fiscal years 1995 and 1994:

                                             1995          1994
                                            ------        ------
       Fixed Fund                             770           762
       Equity Fund                            430           472
       Common Stock Fund                      147           190
       Money Market Fund                      115           115
       Balanced Fund                          301           375
       The Common Stock ESOP                1,282         1,334
       The Preferred Stock ESOP             1,282         1,334

The total number of participants in the Plan was 1,282 and 1,334 at November 30, 1995 and 1994, respectively. This was less than the sum of the number of participants shown above because many were participating in more than one fund.

6. TAX STATUS

Tokheim Corporation received a tax determination letter from the Treasury Department dated February 4, 1994, indicating that the Plan is qualified and that the trust established under the plan constitutes a qualified trust under section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes pursuant to Section 501(a). Under these provisions participants are not subject to tax on amounts contributed by themselves or the Company for their benefit until such time as such amounts are distributed to them.

7. PLAN TERMINATION

The Company has the right, under the plan, to discontinue its contributions and to terminate the plan, although it has not expressed any intention to do so. In the event of termination, the net assets of the trust (after reduction of any expenses or taxes chargeable against the trust) would be allocated among the participants and beneficiaries of the Plan in the order specified by ERISA.

8.  INVESTMENTS

The following Plan investments exceed five percent of the net assets available for benefits at November 30, 1995:

Tokheim Corporation Common Stock                         $ 1,570,335

Tokheim Corporation Convertible Preferred Stock           20,215,574

Fidelity Growth and Income Fund                            3,824,037

Fidelity Balanced Fund                                     1,645,955

American Express Trust Collective Income Fund              1,192,007

Guaranteed Investment Contracts:
       Lincoln National Life Insurance Company
       8.20% due May 1, 1996                               1,812,746
       Allstate Life Insurance Company
       8.54% due May 1, 1997                               1,673,594
       New York Live Insurance Company
       6.4% due April 30, 1998                             2,592,497

9.  ACCOUNTING FOR BENEFIT PAYMENTS

Effective December 1, 1992, the Plan changed its method of accounting for benefit payments to participants and began recognizing benefit payments when paid. Prior to 1993, benefit payments were accrued as a liability of the Plan in the year the participant became eligible to take a distribution from the Plan. The change in accounting for benefit payments was adopted to conform with the 1993 AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans". The cumulative effect of this accounting change increased Net Assets Available for Plan Benefits at December 1, 1992, by $2,648,672.

As of November 30, 1995 and 1994, $756,306 and $351,512, respectively, is included in the accounts of persons who have elected to withdraw from participation in the plan, but for which disbursement has not yet been made. Form 5500 requires these amounts to be shown differently from the financial statements of the plan as follows:
                                                            1995         1994
                                                        -----------  -----------
Net assets AFPB as stated in the financial statements   $21,741,433  $17,474,730
Less benefits payable                                       756,306      351,512
Net assets available for plan benefits per Form 5500    $20,985,127  $17,123,218

10.  RECLASSIFICATION

Certain prior year amounts in these financial statements have been reclassified to conform with current year presentation.

11.  RECENT ACCOUNTING PRONOUNCEMENTS

Effective December 1, 1995, the Plan will be required to adopt the provisions of Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pension Plans."
SOP 94-4 specifies the accounting for investment contracts issued by an insurance enterprise and requires that they be reported at fair value. The
Plan currently reports Guaranteed Investment Contracts at contract value. The impact of adopting this statement has yet to be determined, but it is not expected to be significant.

                         NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


12. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1995:
                                                                         Money
                                   Fixed        Equity      Company      Market
                                    Fund          Fund     Stock Fund     Fund
                                   -----        ------     ----------    ------

Cash                            $   38,256
Receivables
  Contributions
    Participant                     34,500        $22,126     $4,123     $2,644
    Employer
  Dividends                                                               1,125
Investments                      8,592,046      3,832,277    607,699    253,388
Notes payable
Interest payable

Net assets available for
  plan benefits                 $8,664,802     $3,854,403   $611,822   $257,157

Changes in net assets available for plan benefits for the year ended
November 30, 1995:
                                                                         Money
                                   Fixed        Equity      Company      Market
                                    Fund          Fund     Stock Fund    Fund
                                   -----        ------     ----------    ------
ADDITIONS
Participants' contributions     $1,005,224     $  573,534   $134,091   $ 55,245
Employer contributions
Interest income                    619,116          1,409        459        683
Dividend income                                    96,346                14,785
Net appreciation (depreciation)
  in fair value of investments                    780,556   (148,788)
Transfers from other plans          61,590         44,182     10,077     26,611
                                 1,685,930      1,496,027     (4,161)    97,324

Transfers between funds            266,955         79,873    (35,649)   (66,879)

DEDUCTIONS
Withdrawal and termination
  distributions                    721,614        282,899     92,394     18,171
Interest expense
                                   721,614        282,899     92,394     18,171
Net additions (deductions)       1,231,271      1,293,001   (132,204)    12,274
Net assets available for plan
  benefits, beginning of year    7,433,531      2,561,402    744,026    244,883

Net assets available for plan
  benefits, end of year         $8,664,802     $3,854,403   $611,822   $257,157

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

12. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1995:

                                                           The
                               Balanced   The Common    Preferred
                                 Fund     Stock ESOP    Stock ESOP    The Plan
                               --------   ----------    ----------    --------
Cash                                                                    $38,256
Receivables
  Contributions
   Participants              $   11,739                                  75,132
   Employer                                $  11,326                     11,326
  Dividends                                                               1,125
Investments                   1,649,902      964,646  $ 20,218,367   36,118,325
Notes payable                               (786,360)  (13,789,543) (14,575,903)
Interest payable                             (11,323)                   (11,323)
Net assets available for
  plan benefits              $1,661,641    $ 178,289   $ 6,428,824  $21,656,938

Changes in net assets available for plan benefits for the year ended
November 30, 1995:
                                                          The
                              Balanced    The Common   Preferred
                                Fund      Stock ESOP   Stock ESOP   The Plan
                              --------    ----------   ----------   --------
ADDITIONS
Participants' contributions  $  324,520                             $2,092,614
Employer contributions                    $ 530,852    $1,753,336    2,284,188
Interest income                     898          47           448      623,060
Dividend income                  58,231                 1,579,711    1,749,073
Net appreciation
  (depreciation) in fair
  value of investments          126,008    (249,050)      (52,605)     456,121
Transfers from other plans       39,476                                181,936
                                549,133     281,849     3,280,890    7,386,992

Transfers between funds        (174,904)     (5,832)      (63,564)

DEDUCTIONS
Withdrawal and termination
  distributions                 153,767      66,194       601,388    1,936,427
Interest expense                             74,533     1,193,824    1,268,357
                                153,767     140,727     1,795,212    3,204,784

Net additions (deductions)      220,462     135,290     1,422,114    4,182,208
Net assets available for plan
  benefits, beginning of year 1,441,179      42,999     5,006,710   17,474,730

Net assets available for plan
  benefits, end of year       1,661,641     178,289     6,428,824   21,656,938

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


12. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1994:

                                                                         Money
                                   Fixed        Equity      Company      Market
                                    Fund         Fund      Stock Fund    Fund
                                   -----        ------     ----------    ------
Cash                                $610          $244           $99      $129
Receivables
  Contributions
    Participant                      983
    Employer
  Dividends                                                                925
Investments                    7,431,938     2,561,158       743,927   243,829
Notes payable
Interest payable

Net assets available for
  plan benefits               $7,433,531    $2,561,402      $744,026  $244,883

Changes in net assets available for plan benefits for the year ended
November 30, 1994:
                                                                         Money
                                   Fixed        Equity      Company      Market
                                    Fund          Fund    Stock Fund     Fund
ADDITIONS                          -----        ------    ----------     ------
Participants' contributions     $891,351      $515,459      $132,764    $57,835
Employer contributions
Interest income                  604,853         1,295           292        227
Dividend income                                124,215                    7,743
Net appreciation (depreciation)
  in fair value of investments                 (62,124)     (269,319)
Transfers from other plan         43,825        27,356        16,741      5,510
                               1,540,029       606,201      (119,522)    71,315

Transfers between funds       (2,041,266)    1,085,584        (3,835)   (86,454)

DEDUCTIONS
Withdrawal and termination
  distributions                1,597,213       101,135        76,648      7,290
Interest expense
Other expenses                     1,574
                               1,598,787       101,135        76,648      7,290

Net additions (deductions)    (2,100,024)    1,590,650      (200,005)   (22,429)
Net assets available for plan
  benefits, beginning of year  9,533,555       970,752       944,031     267,312

Net assets available for plan
  benefits, end of year       $7,433,531    $2,561,402      $744,026    $244,883

                       NOTES TO FINANCIAL STATEMENTS
                               (CONTINUED)


12. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1994:

                                                            The
                                Balanced      The Common  Preferred
                                  Fund        Stock ESOP  Stock ESOP   The Plan
                                --------      ----------  ----------   --------
Cash                                $167         $101         $124       $1,474
Receivables
  Contributions
    Participant                                                             983
    Employer                                   16,724          640       17,364
  Dividends                                                                 925
Investments                    1,441,012    1,285,578   20,738,450   34,445,892
Notes payable                              (1,242,680) (15,732,504) (16,975,184)
Interest payable                              (16,724)                  (16,724)

Net assets available for plan
  benefits                    $1,441,179      $42,999   $5,006,710  $17,474,730

Changes in net assets available for plan benefits for the year ended
November 30, 1994:
                                                             The
                               Balanced    The Common     Preferred
                                 Fund      Stock ESOP     Stock ESOP   The Plan
ADDITIONS                      --------    ----------     ----------   --------
Participants' contributions    $363,379                              $1,960,788
Employer contributions                        $95,886    $1,451,263   1,547,149
Interest income                     877           214           804     608,562
Dividend income                  54,567                   1,617,085   1,803,610
Net appreciation
  (depreciation) in fair value
  of investments               (114,734)     (453,063)      (30,602)   (929,842)
Transfers from other plan         8,211                                 101,643
                                312,300      (356,963)    3,038,550   5,091,910

Transfers between funds       1,141,360       (17,201)      (78,188)

DEDUCTIONS
Withdrawal and termination
  distributions                  12,481       156,753       600,984   2,552,504
Interest expense                               95,886     1,180,200   1,276,086
Other expenses                                                            1,574
                                 12,481       252,639     1,781,184   3,830,164

Net additions (deductions)    1,441,179      (626,803)    1,179,178   1,261,746
Net assets available for plan
  benefits, beginning of year                 669,802     3,827,532  16,212,984

Net assets available for plan
  benefits, end of year      $1,441,179       $42,999    $5,006,710 $17,474,730

                         NOTES TO FINANCIAL STATEMENTS

                                    (CONTINUED)

12. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1993:

                                                                   Money
                               Fixed     Equity      Company       Market
                               Fund      Fund       Stock Fund     Fund
                               -----     ------     ----------     ------
Cash                       $   55,952   $  6,373     $  4,535      $  2,358
Receivables
  Contributions
    Participants                  (50)      (352)                     1,852
    Employer
Investments                 9,477,653    964,731      939,496       263,102
Notes Payable
Interest Payable

Net assets available for
  Plan benefits            $9,533,555   $970,752     $944,031      $267,312

Changes in net assets available for plan benefits for the year ended November 30, 1993:
                                                                     Money
                               Fixed      Equity      Company        Market
                               Fund        Fund     Stock Fund       Fund
ADDITIONS                      -----      ------    ----------       ------
Participants' contributions $1,375,609   $159,976    $123,226        $84,168
Employer contributions
Interest income                828,638        215         216            113
Dividend income                            30,076                      7,435
Net appreciation (depreciation)
  in fair value of investments             74,888     374,608
Transfers from other plans     164,390      9,323       4,675          1,085
                             2,368,637    274,478     502,725         92,801

Transfers between funds        193,967    (49,320)    (46,771)       (36,907)

DEDUCTIONS
Withdrawal and termination
  distributions              3,088,695     176,553    161,004         84,625
Interest expense
Other expenses                   1,083
                             3,089,778     176,553    161,004         84,625

Net additions (deductions)    (527,174)     48,605    294,950        (28,731)
Net assets available for
  plan benefits, beginning
  of year                    8,978,442     799,906    606,653        222,373

Adjustment for change in
  accounting principle       1,082,287     122,241     42,428         73,670

Net assets available for
  plan benefits, end
  of year                   $9,533,555    $970,752   $944,031       $267,312

                       NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


12. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1993:

                                                 The
                                The Common    Preferred
                                Stock ESOP    Stock ESOP     The Plan
                                ----------    ----------     --------
Cash                                  $76       ($8,167)      $61,127
Receivables
  Contributions
    Participant                                                 1,450
    Employer                      444,860       146,789       591,649
Investments                     1,911,985    21,221,701    34,778,668
Notes payable                  (1,673,160)  (17,532,791)  (19,205,951)
Interest payable                  (13,959)                    (13,959)
Net assets available for plan
     benefits                    $669,802    $3,827,532   $16,212,984

Changes in net assets available for plan benefits for the year ended November 30, 1993:
                                                 The
                                The Common    Preferred
                                Stock ESOP    Stock ESOP    The Plan
ADDITIONS                       ----------    ----------    --------
Participants' contributions                                $1,742,979
Employer contributions           $535,145     $1,461,977    1,997,122
Interest income                       166          2,051      831,399
Dividend income                                1,663,259    1,700,770
Net appreciation (depreciation)
  in fair value of investments    805,987        110,513    1,365,996
Transfers from other plans                                    179,473
                                1,341,298      3,237,800    7,817,739

Transfers between funds            (3,864)       (57,105)

DEDUCTIONS
Withdrawal and termination
  distributions                   173,833      1,687,798    5,372,508
Interest expense                  104,665      1,487,452    1,592,117
Other expenses                                                  1,083
                                  278,498      3,175,250    6,965,708

Net additions (deductions)      1,058,936          5,445      852,031
Net assets available for plan
  benefits, beginning of year    (456,236)     2,561,143   12,712,281

Adjustment for change in
   accounting principle            67,102      1,260,944    2,648,672

Net assets available for plan
  benefits, end of year          $669,802     $3,827,532  $16,212,984

                     RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                    OF TOKHEIM CORPORATION AND SUBSIDIARIES
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF NOVEMBER 30, 1995

                                       Shares or                      Fair or
                                       Principal                      Contract
Description                              Amount          Cost          Value
- -------------------------------------  ---------         ----         --------
Fixed Fund
  Lincoln National Life Insurance Co.
    Guaranteed Investment Contracts
    8.20%, due May 1, 1996             $1,812,746     $1,812,746     $1,812,746

  New York Life Insurance Co.
    Guaranteed Investment Contracts
    6.40% due April 30, 1999           $2,592,497      2,592,497      2,592,497

  Allstate Life Insurance Co.
    Guaranteed Investment Contracts
    8.54%, due May 1, 1997             $1,673,594      1,673,594      1,673,594
    7.45%, due July 31, 1998           $  826,814        826,814        826,814

  Fort Wayne National Bank
    Temporary CD Fund                  $   15,533         15,533         15,533
  American Express Trust Collective
    Income Fund                            30,056      1,137,509      1,192,010
      Sub-Total                                        8,058,693      8,113,194

Equity Fund
  Fidelity Growth and Income Fund         143,222      3,216,677      3,824,037
  Fort Wayne National Bank Temporary
    CD Fund                            $    8,240          8,240          8,240
      Sub-Total                                        3,224,917      3,832,277

Loan Fund
  Loans to Participants, 8.0% to 11.75%,
   due December 1, 1995, through
   May 30, 2002                        $  517,490        578,852        478,852

Company Stock Fund
  Tokheim Corporation Common Stock         91,487      1,231,633        606,101
  Fort Wayne National Bank Temporary
    CD Fund                            $    1,598          1,598          1,598
      Sub-Total                                        1,233,231        607,699

                     RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                    OF TOKHEIM CORPORATION AND SUBSIDIARIES
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF NOVEMBER 30, 1995
                                    (Continued)

                                       Shares or                      Fair or
                                       Principal                      Contract
Description                              Amount          Cost          Value
- ---------------------------------      ---------         ----         --------
Money Market Fund
  Federated Money Market Trust        $   252,662       $252,662       $252,662
  Fort Wayne National Bank
    Temporary CD Fund                 $       726            726            726
      Sub-Total                                          253,388        253,388

Balanced Fund
  Fidelity Balanced Fund                  122,375      1,620,817      1,645,955
  Fort Wayne National Bank
    Temporary CD Fund                 $     3,947          3,947          3,947
      Sub-Total                                        1,624,764      1,649,902

The Common Stock ESOP
  Tokheim Corporation Common Stock        145,544      3,069,429        964,234
  Fort Wayne National Bank Temporary
    CD Fund                           $       412            412            412
      Sub-Total                                        3,069,841        964,646

The Preferred Stock ESOP
  Tokheim Corporation Convertible
    Preferred Stock                       808,623     20,215,574     20,215,574
  Fort Wayne National Bank Temporary
    CD Fund                           $     2,793          2,793          2,793
      Sub-Total                                       20,218,367     20,218,367

  TOTAL INVESTMENTS                                  $38,200,691    $36,118,325

                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED NOVEMBER 30, 1995

                                                                                  Expenses
Identity of Party                                       Purchase      Selling     Incurred with
   Involved             Description of Transactions     Price         Price       Transaction
- -----------------       ---------------------------     --------      -------     -------------
Single transaction in one security in excess of 5% of current value of plan assets
Lincoln National Life   Guaranteed Investment Contracts
  Insurance Company     9.56% due May 1, 1995                      $1,671,149

New York Life           Guaranteed Investment Contracts
  Insurance Company     6.40% due April 30, 1998       2,500,000


Series of transactions in one security in excess of 5% of current value of plan assets

American Express        Collective Income Fund
  Trust Collective      Aggregate of 13 Purchases      1,251,434
  Income Fund           Aggregate of 10 Sales                         409,366

Fidelity Growth         Mutual Stock Fund
  and Income Fund       Aggregate of 27 Purchases        934,318
                        Aggregate of 7 Sales                          311,220

Tokheim Corporation     Common Stock
                        Aggregate of 31 Purchases
                          and Receipts                   753,682                   1,968
                        Aggregate of 53 Sales and
                          Disbursements                              767,529       6,029

Fort Wayne National     Certificates of Deposit
  Bank                  Aggregate of 469 Purchases    4,592,928
                        Aggregate of 172 Sales                     4,842,779

Transactions in securities in conjunction with the same person with whom a single 5% security transaction took place within the plan year.

Lincoln National       Guaranteed Investment
  Life Insurance       Contracts, 9.46% due
  Company              April 30, 1995
                       Aggregate of 2 Sales                         827,018

                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED NOVEMBER 30, 1994

                                                                             Current Value
                                                                              of Asset on         Net
Identity of Party                                          Cost of            Tansaction         Gains
Involved                Description of Transactions         Asset                Date           (Losses)
- -----------------       ---------------------------      -------------      --------------      --------

Single transaction in one security in excess of 5% of current value of plan assets.

Lincoln National Life   Guaranteed Investment Contracts
  Insurance Company     9.56% due May 1, 1995               1,671,149         1,671,149

New York Life           Guaranteed Investment Contracts
  Insurance Company     6.40% due April 30, 1998            2,500,000         2,500,000


Series of transactions in one security in excess of 5% of current value of plan assets.

American Express        Collective Income Fund
  Trust Collective      Aggregate of 13 Purchases           1,251,434         1,251,434
  Income Fund           Aggregate of 10 Sales                 394,359           409,366         15,007

Fidelity Growth and     Mutual Stock Fund
  Income Fund           Aggregate of 27 Purchases             934,318           934,318
                        Aggregate of 7 Sales                  284,748           311,220         26,472

Tokheim Corporation     Common Stock
                        Aggregate of 31 Purchases
                          and Receipts                        753,682           751,714
                        Aggregate of 53 Sales and
                          Disbursements                       948,002           767,529       (186,502)

Fort Wayne National     Certificate of Deposit
  Bank                  Aggregate of 469 Purchases          4,592,928         4,592,928
                        Aggregate of 172 Sales              4,842,779         4,842,779


Transactions in securities in conjunction with the same person with whom a single 5% security transaction took place within the stock plan year.

Lincoln National Life   Guaranteed Investment Contracts
  Insurance Company     9.46% due April 30, 1995              827,018           827,018
                        Aggregate of 2 Sales





















































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































































